EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Three months ended	Years ended December 31,
	March 31, 2018	2017	2016	2015	2014
Earnings before income taxes (1)	$2,839	$10,107	$5,783	$7,155	$7,137
Fixed charges excluding capitalized interest	131	486	422	391	455
Amortization of previously capitalized interest	25	96	106	90	72
Net adjustment for earnings from affiliates	(8)	14	11	(34)	7
Earnings available for fixed charges	$2,987	$10,703	$6,322	$7,602	$7,671
Fixed charges:
Interest and debt expense(2)	$118	$430	$365	$339	$402
Interest capitalized during the period	21	110	170	158	102
Rentals deemed representative of an interest factor	13	56	57	52	53
Total fixed charges	$152	$596	$592	$549	$557
Ratio of earnings to fixed charges	19.7	18.0	10.7	13.8	13.8

(1)
We adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2018, using the full retrospective method. 2017 and 2016 amounts have been adjusted to conform with the current year presentation. Amounts prior to 2016 have not been adjusted. See Note 1 – Basis of Presentation and and Note 2 - Impact of Adoption of New Standards of the Notes to the Condensed Consolidated Financial Statements for more information.

(2)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Financial Statements.